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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-4680
CUSIP NUMBER 285551 10 7

(Check One):  /x/ Form 10-K  / / Form 20-F  / / Form 11-K
              / / Form 10-Q  / / Form N-SAR
               For Period Ended: December 31, 1994

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended: ___________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I - REGISTRANT INFORMATION

ELECTRONIC ASSOCIATES, INC.
Full Name of Registrant

_____________________________________
Former Name if Applicable

185 MONMOUTH PARKWAY
Address of Principal Executive Office (Street and Number)

WEST LONG BRANCH, NJ 07764-9989
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/x/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

   SEE EXHIBIT "A" ATTACHED HERETO.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               RICHARD JAFFE, ESQ.             (215)          994-1046
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /x/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


   SEE EXHIBIT "B" ATTACHED HERETO.

                         ELECTRONIC ASSOCIATES, INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 1995                 By  /s/ MICHAEL M. MICHIGAMI, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).

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                          ELECTRONIC ASSOCIATES, INC.

                Exhibit "A" to Form 12b-25 Dated March 28, 1995

PART III - NARRATIVE

                  As reported in Electronic Associates, Inc.'s (the "Company") Current Report on Form 8-K (Date of Report: January 4, 1995), as amended, on January 4, 1995, pursuant to an Agreement and Plan of Reorganization the Company acquired by merger Tanon Manufacturing, Inc. ("Tanon"), of Fremont, California, a privately-held company which provides contract electronic manufacturing services to original equipment manufacturers (the "Tanon Acquisition").

                  In December 1994, in contemplation of the Tanon Acquisition, the Company committed to a plan to close or sell its Southwest operations in Tucson, Arizona and Nogales, Mexico. The Company also decided to substantially consolidate its corporate administrative functions, currently located in West Long Branch, New Jersey into the Fremont, California facility of Tanon. As a result, the Company expects to record a provision for restructuring expense of between $2 million and $2.5 million in the fourth quarter of 1994.

                  The Company is currently engaged in negotiations to sell its wholly-owned subsidiary, Milotec S.A. De C.V. and its Nogales operations, and is resolving other issues which will determine the actual amount of the restructuring expense that the Company records in the fourth quarter of 1994. Such determination will effect directly the Company's financial statements as of and for its fiscal year ended December 31, 1994. The Company expects to conclude negotiations for the intended sale of its wholly-owned subsidiary, Milotec S.A. De C.V. and its Nogales operations and resolve such other issues on or before April 15, 1995, at which time the Company will be able to prepare and file a Form 10-K for its fiscal year ended December 31, 1994.

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                          ELECTRONIC ASSOCIATES, INC.

                Exhibit "B" to Form 12b-25 Dated March 28, 1995

PART IV - OTHER INFORMATION

                  (3) The Company does anticipate a significant change in the results of operations for its fiscal year ended December 31, 1994, as compared to its fiscal year ended December 31, 1993, primarily due to the provision for restructuring expense that the Company intends to record in the fourth quarter of 1994 relating to the closure, or sale, of its Southwest operations in Tucson, Arizona and Nogales, Mexico and the substantial consolidation of its corporate administrative functions, currently located in West Long Branch, New Jersey into the Fremont, California facility of Tanon, pursuant to the plan adopted in December 1994 in contemplation of the Tanon Acquisition. While the Company expects to record restructuring expense of between $2 million and $2.5 million in the fourth quarter of 1994, such expense cannot yet be determined as it is currently engaged in negotiations for the intended sale of its wholly-owned subsidiary, Milotec S.A. De C.V. and its Nogales operations, and is resolving other issues which will determine the actual amount of the restructuring expense that the Company records in the fourth quarter of 1994. Such determination will effect directly the Company's financial statements as of and for its fiscal year ended December 31, 1994.

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